UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04051933

December 14, 2004

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/14/2004

Re: The Walt Disney Company
Reconsideration request dated November 22, 2004

Dear Ms. Seymon:

This is in response to your letter dated November 22, 2004 concerning the shareholder proposal submitted to Disney by Frank Wierenga. We also have received a letter from the proponent dated November 29, 2004. On November 15, 2004, we issued our response expressing our informal view that Disney could not exclude the proposal from its proxy materials because we were unable to conclude that Disney had met its burden of establishing that Disney could exclude the proposal under rule 14a-8(i)(8). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Frank Wierenga
127 Makefield Road
Morrisville, PA 19067

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 22, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Request for Reconsideration—Shareholder Proposal Submitted by Frank Wierenga for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

On October 15, 2004, we submitted a request (the "Request Letter") on behalf of our client, The Walt Disney Company (the "Company"), pursuant to Rule 14a-8(j), that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur that it would not recommend action against the Company as a result of the Company's determination to omit the shareholder proposal discussed in the attached correspondence (the "Proposal") submitted to the Company by Frank Wierenga (the "Proponent"). In response to the Request Letter, the Proponent submitted a letter to the Staff dated October 21, 2004 (the "October 21 Letter"), and on November 1, 2004, we submitted to the Staff a response to the October 21 Letter. By letter dated November 15, 2004, the Staff responded to the Company's Request Letter. Copies of each of the above-mentioned letters are enclosed.

On behalf of our client, we respectfully request that the Staff reconsider the position set forth in its November 15, 2004 letter to the Company and concur that it would not recommend action against the Company as a result of the Company's determination to omit the Proposal from the Company's 2005 proxy materials (the "2005 Proxy Materials") pursuant to Rule 14a-8(i)(8). In accordance with Rule 14a-8(j), a copy of this letter and its enclosures is being mailed on this date to the Proponent, informing him of the Company's request for reconsideration.

The Proposal requests that the Company reserve at least one seat on the board of directors (the "Board") of the Company for a descendant of Walter E. Disney or Roy O. Disney. The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(8) as relating to the election of directors because the Proposal calls for the nomination of a person chosen from a designated group and thus involves the nomination of a specific individual rather than a procedure for nomination or qualification generally.[1]

Discussion of Bases for Reconsideration

I. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because It Calls For the Nomination of a Person Selected From a Discrete Group

The Proposal calls for the Board to reserve at least one seat on the Board for a descendant of Walter E. Disney or Roy O. Disney. Specifically, the Proposal's Resolution states:

> Now Therefore Be It Resolved That:
>
> The Board of Directors of The Walt Disney Company shall reserve at least one seat on the board for a descendant of Walter E. (Walt) Disney or Roy O. Disney (the Founders),
>
> A descendant of a founder serving on the Board will have all the responsibilities, authority, privileges and rights as any other board member, to include full voting rights,
>
> A descendant of a founder serving on the board will be classified as an outside director unless that individual is concurrently employed by the Company,
>
> Nothing in this resolution will prohibit more than one descendant of a founder from serving on the board,

[1] We note that, pursuant to the Staff's November 15 letter, should the Proponent fail to provide the Company with revisions to make the Proposal precatory within the specified seven-calendar-day deadline, the Proposal will also be excludable pursuant to Rule 14a-8(i)(1).

This provision will not be applicable unless a candidate is available and is willing to serve.

The Proposal does not prescribe procedures for nomination or qualifications generally (such as tenure, retirement age or independence). Rather, the Proposal calls for the Board to select for nomination a representative of a narrowly defined group, namely, a descendant of either Walter E. Disney or Roy O. Disney. Consequently, as the Staff stated in *Dow Jones & Company* (January 31, 1996), the Proposal may be excluded pursuant to Rule 14a-8(i)(8) because it "calls for a particular person or person from a specified group" to be nominated and hence "relates to the election of such person."[2]

The Staff has repeatedly and consistently concurred in the exclusion pursuant to Rule 14a-8(i)(8) of substantially similar shareholder proposals requiring a board of directors to select for nomination an individual from a discrete group. See, e.g., Delhaize America, Inc. (March 9, 2000) (allowing exclusion of proposal requesting that the Board nominate two directors from a group of the company's employees); Archer-Daniels-Midland Co. (August 6, 1999) (allowing exclusion of proposal requesting that nominees be authorized representatives of entities that have made "Qualified Offers" to acquire all of company's stock); Dow Jones & Company (January 31, 1996) (allowing exclusion of proposal requiring that the president of the Independent Association of Publishers Employees be elected to a seat on the company's board of directors); AT&T (January 11, 1991) (allowing exclusion of proposal requiring the nomination of either the presidents of the Communications Workers of America and the International Brotherhood of Electrical Workers or two other national union officials representing AT&T employees); Pacific Gas and Electric Company (December 12, 1989) (allowing exclusion of proposal requiring that at least one nominee to the company's board be a person who has been associated with a California-based environmental or conservation organization for five years); Allied Corporation (January 5, 1984) (allowing exclusion of proposal requesting board nominate a non-management salaried employee to the board of directors); Braniff International Corp. (Feb. 5, 1982) (allowing exclusion of proposal to select several nominees for the board of directors from certain specified employee groups); BankAmerica Corporation (Feb. 7, 1980) (allowing exclusion of proposal to fill vacancies on the board of directors with candidates representing those pension funds owning shares of the company's common stock); Pacific Gas and Electric Co. (Feb. 12, 1979) (allowing exclusion of proposal to appoint to the board of directors two representatives from among the American Friends Service Committee, the Friends of the Earth or the Mobilization for Survival).

The statement by the Staff, in *Pacific Gas and Electric Company* (December 12, 1989), is particularly apt:

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[2] And, notwithstanding the Proponent's suggestion to the contrary in his October 21 Letter, it is clear from the long-line of no-action precedents we cite in this letter (*see, e.g., Delhaize, Archer-Daniels-Midland, AT&T, infra*), that the mere fact that the Proponent is not seeking to reserve a seat on the Board for himself does not make the Proposal any less excludable.

> There appears to be some basis for your opinion that the proposal may be excluded pursuant to rule 14a-8[(i)](8). That provision allows the omission of a proposal that relates to an election to office and precludes nomination of oneself or another individual as a director. *It is the staff's position that because the proposal requires the nomination of a person chosen from a designated group, it involves the nomination of a specific individual rather than procedures for nomination or qualification generally.* (Emphasis added.)

In short, as the Staff stated in AT&T (January 11, 1991), the Proposal is excludable pursuant to Rule 14a-8(i)(8) because "the requirements that a particular person or persons from a specified group be included in management's slate of nominees relates to the election of those persons." Accordingly, as illustrated by the numerous no-action letter precedents cited above, the Proposal is excludable pursuant to Rule 14a-8(i)(8).[3]

II. Conclusion

For the reasons set forth above, as well as in the Company's October 15, 2004 letter, the Company respectfully requests that the Staff reconsider its position as set out in its November 15, 2004 letter and concur with the Company's decision to omit the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8). We believe the Proposal is excludable under Rule 14a-8(i)(8) as relating to the election of directors because the Proposal calls for the nomination of a person chosen from a designated group and thus involves the nomination of a specific individual rather than a procedure for nomination or qualification generally.[4]

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[3] We note that the Proposal is also excludable pursuant to Rule 14a-8(i)(8) because it has the potential of creating a contest for election to the Board. See, e.g., Goldfield Corporation (April 9, 2002); Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998). The potential for contested elections exists in the instant situation in part because if all of the directors currently serving on the Board seek reelection, adoption of the Proposal may require the replacement of one of these directors. In addition, because a Disney descendant may only become "available" and "willing to serve" subsequent to the election of directors to the Board, the Proposal would potentially require an elected director who is not a descendant of Walt or Roy Disney to resign so as to make room for such Disney descendant; as such, the Proposal is especially excludable pursuant Rule 14a-8(i)(8). See, e.g., Fresh Brands, Inc. (January 7, 2004) (permitting exclusion of proposal seeking resignation of a director); see also The Boeing Co. (Feb. 2, 2002) (permitting exclusion of proposal requiring each director to stand for election annually to the extent it would disqualify previously elected directors from completing their terms on the board); Masco Corp. (March 16, 1998) (permitting exclusion of proposal calling for replacement of outside directors).

[4] In addition, the Proposal, if somehow characterized as a shareholder access proposal, would be also excludable pursuant to Rule 14a-8(i)(8) because it does not meet the requirements for a "direct access" proposal as contemplated by proposed Rule 14a-11. See, e.g., Qwest Communications International, Inc. (March 22, 2004). In this regard, we note that the Proponent, in his October 21 Letter, asserts that "the proposal contemplates allowing the Disney family to choose willing candidates" (and limiting the Board's role to determining whether such candidates otherwise satisfy Board membership qualifications). See also PG&E Corporation (February 4, 2004) (allowing

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions or require additional information, please contact the undersigned at (212) 403-1205.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

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exclusion of a proposal requesting that "one seat on the board be reserved for a shareholder advocate" who would be selected by a committee of shareholders).

November 15, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

The proposal provides that Disney shall reserve at least one seat on the board for a descendant of Walter E. Disney or Roy O. Disney.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or a request to the board of directors. Accordingly, unless the proponent provides Disney with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to conclude that Disney has met its burden of establishing that Disney may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Robyn Manos
Special Counsel

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 1, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Frank Wierenga for Inclusion in the 2005 Proxy Statement of The Walt Disney Company.**

Ladies and Gentlemen:

Reference is made to the letter dated October 15, 2004 (the "October 15 Letter") pursuant to which The Walt Disney Company (the "Company") requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal (the "Proposal") submitted by Frank Wierenga from the proxy statement and form of proxy (the "2005 Proxy Materials") to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders. A copy of this letter is being sent simultaneously to Mr. Wierenga.

This letter is in response to the letter to the Staff from Mr. Wierenga dated October 21, 2004 (the "October 21 Letter"), and supplements the October 15 Letter.

We respectfully inform the Staff that on October 26, 2004, the same day we received Mr. Wierenga's October 21 Letter, we faxed to Mr. Wierenga a full copy of the opinion of Potter, Anderson & Corroon LLP (the "Opinion") (including page two of the Opinion, which appears to have inadvertently been omitted from the copy received by Mr. Wierenga on October 18, 2004), and also sent to Mr. Wierenga by next-day delivery a hard copy of the Opinion. For your convenience, we enclose six copies of the same Opinion as well as the October 15 Letter and the October 21 Letter.

With respect to the October 21 Letter, we respond as follows:

1. In Part II of the October 21 Letter, Mr. Wierenga does not offer any legal support to refute our view that the Proposal may be excluded under Rule 14a-8(i)(8) because the Proposal mandates election of directors possessing a specific genetic qualification. Neither does he cite any specific relevance for his unsupported assertion that "[i]t is not an uncommon practice for corporations to reserve board seats for specific groups." The issue is not whether other corporations do so, but whether a shareholder proposal requiring a corporation to do so is required to be included under Rule 14a-8. None of the assertions in Mr. Wierenga's letter justify deviating from the long line of no-action letters supporting exclusion of proposals related to election of directors cited in our October 15 Letter. Further, Mr. Wierenga states for the first time in his October 21 Letter that the "Disney family" would submit the "Disney" board candidates, a proposition not at all clear or expressed in the Proposal itself, and, moreover, a proposition that dictates a new mechanism for electing directors and is therefore excludable under Rule 14a-8(i)(8).

2. In Part III of the October 21 Letter, Mr. Wierenga also does not offer any legal support to refute our view that the Proposal may be excluded under Rule 14a-8(i)(6) because the Proposal is beyond the power or authority of the Company to implement. Mr. Wierenga merely notes that the Company's Corporate Governance Guidelines and Bylaws do not limit the composition of the Company's board of directors (the "Board"), but he does not refute the underlying principle, which is that the Board is not empowered to assure that a Disney family member is elected to the Board because Section 211 of the Delaware General Corporate Law empowers the shareholders, not the Board, to elect directors and determine the composition of the Board. Imposing a qualification like the one in the Proposal is clearly excludable under Rule 14a-8(i)(6), as demonstrated by the various no-action letters noted in our October 15 Letter. Mr. Wierenga's attempt to equate the inclusion of directors who are independent with the inclusion of directors who are members of the Disney family is also unavailing. The former qualification is required by applicable laws and regulations; the latter is not. The fact that boards of directors of New York Stock Exchange-listed companies must include independent directors should not be used as an excuse to mandate that such a public company create hereditary posts.

3. In Part IV of the October 21 Letter, Mr. Wierenga again fails to offer any legal support to refute our view that the Proposal is excludable under Rule 14a-8(i)(3) because it violates proxy rules by being materially false and misleading. Mr. Wierenga states that the Proposal "contemplates allowing the Disney family to choose willing candidates." However, nothing in the Proposal indicates that the "Disney family" would choose the candidates. In fact, as we noted in the October 15 Letter, the Proposal is silent on how the descendant to fill the seat (or seats) should be chosen among all who might be qualified and wish to serve. Both the Proposal and the October 21 Letter are also silent and therefore fatally vague about who

constitutes the "Disney family" and what happens if two or more sets of "Disney family" members submit opposing candidates. This new election mechanism that Mr. Wierenga proposes in his October 21 Letter only serves to exacerbate the inherent vagueness of the original Proposal.

4. In Part B of the October 21 Letter, by stating that "[t]his action does not attempt to delegate or otherwise take away any powers or responsibilities from the board, *save the membership of one seat*" (emphasis added), Mr. Wierenga admits that the Proposal does attempt to delegate or otherwise take away powers or responsibilities from the Board with respect to the one seat on the Board. By his own admission, then, and for reasons set forth in our October 15 Letter and the Opinion, the Proposal is not a proper subject for action by the Company's shareholders under Delaware law and is therefore excludable under Rule 14a-8(i)(1).

For the reasons stated above and in the October 15 Letter, the Company continues to believe that the Proposal may properly be excluded from the 2005 Proxy Material, and respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

Jan and Frank Wierenga
127 Makefield Road
Morrisville, Pa. 19067

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

October 21, 2004

Ladies and Gentleman,

This first half of this letter is in rebuttal to the letter written by Wichtell, Lipton, Rosen & Katz for The Walt Disney Company detailing reasons to exclude the shareholder proposal that I submitted. The following is my response to the Company's positions:

II. <u>The Proposal May Be Excluded Because It Relates To Election Of Directors</u>

The proposal does not relate to the election of directors, it clearly relates to the composition of the board. It is not an uncommon practice for corporations to reserve board seats for specific groups. Several airline and automotive companies have representatives of unions serving on their board of directors. Other boards, either explicitly or implicitly, have directors who are intended to represent selected ethnic or racial groups. This proposal simply seeks to reserve at least one seat on the board for a particular group, in this case members of the families of the founders of The Walt Disney Company.

It is clear that the proposal does not attempt to mandate increasing the number of seats on the board, nor does it seek to offer an alternate slate of nominees, it does not seek to nominate me to the board[1] and does not attempt to nominate any specific individual. It is contemplated that the board would retain responsibility to choose a candidate submitted by the Disney family

The intent of the proposal is to allow the shareholders of the company a relatively small input in the composition of the board that represents their interests. As such, it is a proper issue for the shareholders.

III. <u>The Proposal May Be Excluded Because The Company Lacks The Power Or Authority To Implement The Proposal</u>

The board of directors has the authority to implement this proposal in that the board has specific control of the composition of the board. Except for the size of the board, nothing in the Corporate Governance Guidelines or the By-Laws of The Walt Disney Company places any limit on the composition of the

[1] I certify that I am not a member of the Disney families and thus not eligible for board membership under the terms of this proposal. I further certify that I am not seeking a board seat and would not serve if elected.

board[2]. In fact, the Corporate Governance Guidelines and By-Laws specifically reserves the responsibility of the composition of the board to the board itself.

The board already has a policy setting aside a number of seats for independent board members. This proposal is not materially different than that policy.

The intent of the proposal is to allow the shareholders of the company a relatively small input in the composition of the board that represents their interests. As such, it is a proper issue for the shareholders.

IV. The Proposal May Be Excluded Because It Is So Vague And Indefinite As To Be Materially Misleading.

The action or measure contemplated by the proposal could not be more clear. Any reasonable shareholder reading the proposal would understand that the action or measure would be limited to reserving at least one seat for a descendant of one the of the founders of The Walt Disney Company. The proposal can not be reasonably interpreted as either vague or misleading as described in Staff Legal Bulletin 14B (September 15, 2004).

It should be noted that the proposal was designed to allow the board the maximum flexibility in implementing this proposal, if approved by the shareholders. Although the proposal does not specifically limit the maximum number of seats, nothing in the proposal suggests that the number of seats reserved for descendents of the founders is unlimited. The size of the board remains the sole responsibility of the board. The proposal contemplates allowing the Disney family to choose willing candidates and allow the board to determine if those members otherwise meet the board's membership requirements. The proposal contemplates allowing the board to determine the best way to implement the proposal if approved by the shareholders.

The intent of the proposal is to allow the shareholders of the company a relatively small input in the composition of the board that represents their interests. As such, it is a proper issue for the shareholders.

Regarding the letter written by Potter, Anderson & Corroon LLP (Annex B) detailing reasons to exclude the shareholder proposal that I submitted, the following responses are offered for consideration:

Page two of the letter written by Potter, Anderson & Corroon LLP (Annex B) was not included in the papers I received from Wachell, Lipton, Rosen & Katz. SEC regulation 240.14a specifically places responsibility on the Corporation for providing a copy of the submission provided to the Commission and the individual submitting the proposal. The copy provided to me is not complete. Since I received a partial copy of the submission made to the Commission, I am unable to respond to all of the issues raised by counsel.

B. A Requirement To Nominate Directors Meeting Specified Criteria Not A Proper Subject For Action By The Company's Shareholders Under Delaware Law.

As discussed above, the proposal clearly does not nominate any specific director. The sole action of the proposal is for the board to reserve at least one seat for a member of a descendent of the founders of the company. Responsibility for nominations of board members would be retained by the board. This action does not attempt to delegate or otherwise take away any powers or responsibilities from the board, save the membership of one seat. Further, the proposal does not require that the board seat an candidate who

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[2] Corporate Governance Guidelines: Composition of the Board of Directors and Selection of New Members. By-Laws of the Walt Disney Company, Article III section 1.

does not meet the qualifications applicable to other board members. The responsibilities of the board is not compromised by the proposal[3].

The proposal does not seek to provide for any specific succession of board membership as noted in Chapman v. Benwood Foundation, Inc[4]. The issue in that case revolves around the board's designation of specific individuals. This proposal seeks membership for a group and not of any specific individual. Further, the proposal specifically would not apply if there are no members of the group covered under the proposal who are willing to serve. As noted above, the proposal does not require the board to seat any board member who does not otherwise meet the criteria established and applicable to any other member of the board or who do not wish to serve.

Further, the policy of the board as outlined in the Corporate Governance Guidelines already reserves board seats by requiring "at least two-thirds of the members of the Board be independent of the Corporation's management". This proposal seeks one of these reserved seats.

As noted, I am unable to fully respond to issues raise by the counsel of The Walt Disney Company due to the failure to provide to me a full and complete copy of counsel's opinions as noted above. It would appear that the company has failed to fully complete it's obligations under regulation 240-14a.

It is respectfully requested that for the reasons noted the staff finds that the arguments presented in the letter of October 15 by The Walt Disney Company legal representatives be denied and the staff directs The Walt Disney Company to present the proposal to the shareholders.

Sincerely,

Frank Wierenga

Frank Wierenga
127 Makefield Road
Morrisville, Pa. 19067

Copy: Mr. Roger J. Patterson
Vice President and Counsel
The Walt Disney Company

Ms. Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz

C:\My Documents\Word\Personal Stuff\Disney Share Holder's\Rebuttal 10.21.04.doc

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[3] It should be noted that in beginning in 1984, The Walt Disney Company (then known as Walt Disney Productions) reserved seats for the son of Roy O. Disney and the daughter of Walter (Walt) E. Disney. This membership arrangement continued until the death of the daughter of Walter (Walt) E. Disney. This proposal would effectively reinstate this past practice.

[4] It should be noted that the issue of specific succession of board membership was an action taken by the board members of the Benwood Foundation.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Frank Wierenga for Inclusion in the 2005 Proxy Statement of The Walt Disney Company.**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") submitted by Frank Wierenga, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and Mr. Wierenga of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal, (ii) the Proposal and (iii) a supporting opinion of the Company's Delaware counsel.

I. The Proposal Presented by Mr. Wierenga

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> Now Therefore Be It Resolved That:
>
> The Board of Directors of The Walt Disney Company shall reserve at least one seat on the board for a descendant of Walter E. (Walt) Disney or Roy O. Disney (the Founders),
>
> A descendant of a founder serving on the Board will have all the responsibilities, authority, privileges and rights as any other board member, to include full voting rights,
>
> A descendant of a founder serving on the board will be classified as an outside director unless that individual is concurrently employed by the Company,
>
> Nothing in this resolution will prohibit more than one descendant of a founder from serving on the board,
>
> This provision will not be applicable unless a candidate is available and is willing to serve.

II. The Proposal May Be Excluded Because It Relates to Election of Directors

Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its 2005 Proxy Materials if the Proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Proposal mandates that at least one seat on the Company's board of directors (the "Board") be reserved for a descendant of Walter E. (Walt) Disney and Roy O. Disney (the "Founders"). In effect, the Proposal requires that a person possessing certain qualifications (a descendant of the Founders who is available and willing to serve) be elected to the Board. However, the Staff consistently has taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See, e.g., NetCurrents, Inc. (May 18, 2001) (allowing exclusion of proposal mandating that three new outside directors be elected); Delhaize America, Inc. (March 9, 2000) (allowing exclusion of a proposal that would increase the board by three members); C-Phone Corp. (June 1, 1999) (allowing exclusion of shareholder proposals nominating someone other than a nominee of the Company as a director); Datron Systems Inc. (March 29, 1999) (allowing exclusion of request that shareholder's slate of nominees be included in the company's proxy); Interim Services Inc. (December 15, 1998) (allowing exclusion of shareholder proposal nominating himself for an election to the company's board); Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (allowing exclusion of shareholder proposal nominating a specific individual for election to the company's board of directors).

Accordingly, based on Rule 14a-8(i)(8), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

III. The Proposal May Be Excluded Because the Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) permits the Company to exclude the Proposal from its Proxy Materials if the Company lacks the power or authority to implement the Proposal. The Proposal mandates that at least one seat on the Board be reserved for a descendant of the Founders. The Proposal therefore would have the effect of imposing a qualification on at least one member of the Board by requiring that a hereditary requirement be satisfied in order to be eligible to serve. However, in a long line of no-action letters, the Staff has permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of a board of directors. See, e.g., I-many, Inc. (April 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors and allowing a non-management shareholder observer); Farmer Bros. Co. (October 15, 2002) (permitting exclusion of proposal seeking to amend bylaws to create a procedure to have a majority of the board of directors be "independent"); Dendrite International, Inc. (March 20, 2002) (permitting exclusion of proposal requesting that company establish a Nominating Committee composed entirely of independent directors); Marriott International, Inc. (February 26, 2001) (permitting exclusion of proposal requesting that the board take the necessary steps to ensure that certain committees are composed of "independent" directors).

Pursuant to Section 211 of the Delaware General Corporation Law, the Company's shareholders elect the directors and ultimately determine the composition of the Board. It is beyond the Company's power and authority to require that the Board retain at least one director who possesses certain genetic qualifications. See Bank of America Corporation (February 24, 2004) ("[I]t does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director. . . ."); AmSouth Bancorporation (February 24, 2004) (same); SouthTrust Corporation (January 16, 2004) (same).

Accordingly, based on Rule 14a-8(i)(6), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded Because It Is so Vague and Indefinite as to Be Materially Misleading

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Procter & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite," where the company argued that neither the shareholders nor the company would know how to implement the proposal). Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> . . .
>
> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Proposal mandates that the Board "reserve at least one seat" for a descendant of the Founders. It is not clear how the shareholders voting on the Proposal or the Company would be able to determine with any reasonable certainty what actions or measures the Proposal requires. The Proposal does not specify whether the size of the Board should be increased to accommodate a new director, and if so by how many seats, or whether a current director should be replaced to make room for someone who meets the hereditary qualification. The Proposal does not indicate how the descendant to fill the seat (or seats) should be chosen among all who might be qualified and wish to serve. There are already numerous descendants of the Founders, and the number will likely grow over time. (In this regard, we note that there is no expiration date in the Proposal.) In addition, it is not clear how the Proposal should be implemented, whether through a resolution or through an amendment of the Company's bylaws (the "Bylaws") and/or a restated certificate of incorporation (the "Charter").[1] Absent specification of these matters, the Company will not know how to implement the Proposal, and shareholders voting on the Proposal will not know what they are voting on.

The Staff recently has allowed exclusion of vague and indefinite proposals like this Proposal under Rule 14a-8(i)(3). See, e.g., The Boeing Corporation (February 10, 2004) (allowing exclusion under Rule 14a-8(i)(3) as vague and indefinite because the proposal failed to disclose to shareholders the definition of "independent director");[2] Woodward Governor Co. (November 26, 2003) (allowing exclusion of a proposal requesting "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth); General Electric Co. (February 5, 2003) (allowing exclusion of a proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees").

The Company respectfully submits that the Proposal is impermissibly vague and indefinite, and, based on Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

---

[1] As more fully described in the opinion of the Company's Delaware counsel (attached as Annex B hereto), the Proposal is also subject to exclusion under Rule 14a-8(i)(1) because the Proposal, by mandating that the Board nominate particular persons, impermissibly encroaches on the general authority to manage the Company's business and affairs, including the discretion to nominate persons for election as directors, granted to the Board by Section 141(a) of the Delaware General Corporation Law. See Chapin v. Benwood Foundation, Inc., 402 A.2d 1205 (Del. Ch. 1979); see also Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956) rev'd on other grounds, 130 A.2d 338 (Del. 1957); Quickturn Design Systems, Inc. v. Mentor Graphics Corporation, 721 A.2d 1281, 1291 (Del. 1998).

[2] Similarly, the Proposal is silent and therefore vague about what should happen if the only eligible descendants of the Founders willing to serve are (for reasons other than being employed by the Company) not "independent" and hence not "outside" directors, as mandated by the Proposal, providing yet another reason to exclude the Proposal under Rule 14a-8(i)(3). See The Boeing Corporation (February 10, 2004).

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

Jan and Frank Wierenga
127 Makefield Road
Morrisville, Pa. 19067

Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

September 15, 2004

To Whom It Concern,

Enclosed is a copy of a shareholder proposal I'd like to submit for consideration at the 2005 annual shareholder's meeting.

I believe that this proposal and submission meets the requirements of SEC 14a and the Company Bylaws. In addition, I hereby certify that I have held and continue to hold the required level of shares in the company and that I intend to continue to hold the shares through the anticipated date of the meeting and beyond. I further certify that I intend to personally present this proposal at the shareholder's meeting.

If it is convenient to the Company, I am prepared to transmit the proposal by floppy disk via mail or by E-mail in MSWORD format.

I look forward to your response.

Sincerely,

Frank Wierenga

Frank Wierenga
127 Makefield Road
Morrisville, Pa. 19067

Heucofrank@aol.com
FrankWierenga@heubachcolor.com

FAX: 215-736-2680

C:\My Documents\Word\Personal Stuff\disney shareholder proposal 9.15.04.doc

"Whereas,

The Walt Disney Company is considered to be one of the most easily recognized and most trusted names in American business,

The businesses traditionally associated with The Walt Disney Company, namely Animated and Live Action Motion Pictures and Theme Parks, are acknowledged to be have set the standards of creativity, quality and excellence in their respective industries,

The Company and it's heritage of creativity, excellence and quality leadership are closely tied to the persona of the founders Walter E. (Walt) Disney and Roy O. Disney,

The other businesses of The Walt Disney Company have benefited from the traditions of creativity, quality and excellence from the businesses traditionally associated with The Walt Disney Company and are expected to have the same standards of excellence,

The Company, since it's founding, has had (except for very brief periods of time) at least one member of the Disney family sitting on the Board of Directors,

Now Therefore Be It Resolved That:

The Board of Directors of The Walt Disney Company shall reserve at least one seat on the board for a descendant of Walter E. (Walt) Disney or Roy O. Disney (the Founders),

A descendant of a founder serving on the Board will have all the responsibilities, authority, privileges and rights as any other board member, to include full voting rights,

A descendant of a founder serving on the board will be classified as an outside director unless that individual is concurrently employed by the Company,

Nothing in this resolution will prohibit more than one descendant of a founder from serving on the board,

This provision will not be applicable unless a candidate is available and is willing to serve.

Supporting Statement:

The Walt Disney Company is unique in the world of American business and culture. It is not simply a business but an icon with has historically projected certain traditions, values and standards far higher that which is normally associated with a business venture. The bases for these traditions, values and standards are personified by Walt Disney and exemplified by Roy O. Disney. These values are the heritage of not only this company but the whole Disney family. As such, it is fitting and proper that a member of the founder's family serves the company on the Board of Directors.

POTTER ANDERSON & CORROON LLP

1313 NORTH MARKET STREET
P.O. BOX 951
WILMINGTON, DELAWARE 19899-0951

302 984-6000
302 658-1192 FAX
www.potteranderson.com

ANNEX B

October 15, 2004

The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

Re: Shareholder Proposal Submitted By Frank Wierenga for Inclusion in the 2005 Proxy Statement of The Walt Disney Company

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Walt Disney Company, a Delaware corporation (the "Company"), in connection with a certain shareholder proposal and supporting statement (the "Proposal") submitted by Frank Wierenga (the "Proponent"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

In our capacity as special Delaware counsel, and in connection with our opinions hereinafter set forth, we have been furnished and have examined copies of only the following documents, all of which have been supplied to us by the Company or obtained from publicly available records:

1. The Restated Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware (the "Secretary of State"), on November 17, 1999 and the Certificate of Designations of Series A Voting Preferred Stock of The Walt Disney Company, as filed with the Secretary of State on November 30, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Charter");

2. The Amended and Restated Bylaws of the Company (the "Bylaws"), as amended through June 29, 2004; and

3. The Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals, the conformity with authentic originals of all documents submitted to us as copies or forms, the genuineness of all signatures, and the legal capacity of natural persons; and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but have relied solely upon the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete, and accurate in all material respects.

A. The Proposal

The Proposal reads as follows:

"Now Therefore Be it Resolved That:

The Board of Directors of The Walt Disney Company shall reserve at least one seat on the board for a descendant of Walter E. (Walt) Disney or Roy O. Disney (the Founders),

A descendant of a founder serving on the Board will have all the responsibilities, authority, privileges and rights as any other board member, to include full voting rights,

A descendant of a founder serving on the board will be classified as an outside director unless that individual is concurrently employed by the Company,

Nothing in this resolution will prohibit more than one descendant of a founder from serving on the Board.

This provision will not be applicable unless a candidate is available and is willing to serve."

B. <u>Discussion</u>

<u>A Requirement to Nominate Directors Meeting Specified Criteria is Not a Proper Subject for Action by the Company's Shareholders Under Delaware Law</u>

The Proposal is phrased as a mandate by the shareholders directing the Board to nominate specified persons for election as directors. In our opinion, Delaware law does not permit shareholders to impose limitations on director action that effectively limit the directors' ability to discharge their fiduciary duties on fundamental corporate matters such as the nomination of directors. The Proposal contains precisely this kind of restriction because it purports to require the Board to "reserve" a position on the Board for a person who meets certain hereditary qualifications, regardless of the Board's judgment as to the ability of the person or persons to meaningfully serve as a director of the Company. Thus, we believe the Proposal would impermissibly remove from the directors the duty to exercise their best judgment in the management of the Company's business and affairs – in this case, the nomination of directors. Accordingly, the Proposal is not a proper subject for shareholder action under Delaware law. This conclusion is premised upon the General Corporation Law, the common law of the State of Delaware, and the Company's Charter and Bylaws.

It is well settled that the board of directors has broad latitude in the management of the business and affairs of a Delaware corporation. Both statutory law and the common law of the State of Delaware, as well as the Company's Charter and Bylaws, embody this fundamental concept.

Section 141(a) of the General Corporation Law provides in pertinent part that "[t]he business and affairs of every corporation...shall be managed by or under the direction of a board of directors[.]" This "cardinal precept" of the General Corporation Law is embodied in the business judgment rule, which is "a presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." <u>See</u> <u>Aronson v. Lewis</u>, 473 A.2d 805, 812 (Del. 1984).

The Company's Charter and Bylaws also expressly embody this concept as part of the Company's corporate governance scheme. Article V, Section 1 of the Charter provides that:

> The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than nine directors or more than twenty-one directors, the exact number of directors to be determined from time to time be resolution adopted by the Board of Directors.

Likewise, Article III, Section 4 of the Bylaws provides that:

> The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

The managerial authority granted to the Board in the General Corporation Law and the Company's governing documents has been interpreted to extend to the nomination of candidates for the election to office, particularly where a corporation's constituent documents empower the board to make such determinations. See Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1210-11 (Del. Ch. 1979) (noting the "longstanding rule that directors of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of the corporation."); see also Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (noting that the General Corporation Law "does not permit actions...by stockholders which would take all power from the board to handle matters of substantial management policy."); Quickturn Design Systems, Inc. v. Mentor Graphics Corporation, 721 A.2d 1281, 1291 (Del. 1998) (noting that "limitation[s] on the board's authority [must] be set out in the certificate of incorporation.").

Chapin v. Benwood Foundation, Inc. is particularly instructive. In Chapin the director/trustees of a non-profit corporation entered into certain agreements for the purpose of designating in advance the person who would succeed each trustee in the event their seat became vacant as a result of death or otherwise. 402 A.2d at 1207. The company's charter and bylaws established a board composition ranging between three and five trustees, and the bylaws empowered the trustees to fill vacancies on the board. Id. at 1210-1211. The Court of Chancery held that the agreement was unenforceable because it was improper for the trustees to commit themselves years in advance to fill certain board seats with a particular named person. Id. at 1211. Likewise, the Court of Chancery held in Abercrombie v. Davies that "[s]o long as the corporate form is used...this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters." 123 A.2d at 899.

Accordingly, because the Proposal improperly infringes on the managerial authority of the Company's Board, in our opinion it is not a proper subject for shareholder action.

C. **Conclusion**

Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that the Proposal is not a proper subject for action by the shareholders of the Company.

The foregoing opinions are limited to the General Corporation Law of the State of Delaware as presently in effect. We have not considered and express no opinion with regard to, or as to the effect of, other laws, rules or regulations of the State of Delaware or the laws, rules or regulations of any other jurisdiction, state or federal, including, without limitation, federal laws, rules and regulations regulating securities.

This opinion is rendered only to you and is solely for your benefit in connection with the matters addressed herein. It is our understanding that you intend to provide a copy of this opinion letter to the SEC in connection with the matters addressed herein, and we hereby consent to your doing so. Except as expressly provided in this paragraph, this opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent.

Very truly yours,

Potter Anderson & Corroon LLP

653853v8

Jan and Frank Wierenga
127 Makefield Road
Morrisville, Pa. 19067

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

November 29, 2004

Ladies and Gentlemen,

This letter, the original and modified proposal and the rebuttal letter dated October 21, 2004 were written **in pro per**.

This letter is to advise the staff of the Office of Corporation Finance that a modified proposal with the changes suggested in the staff letter dated November 15, 2004 has been submitted to The Walt Disney Company. The modified proposal was submitted via E-Mail and has been acknowledged as received in a timely manner by a representative of The Walt Disney Company[1]. The proposal was also submitted via certified mail.

The staff response of November 15, 2004 is acknowledged with gratitude.

The letter from Wichtell, Lipton, Rosen & Katz dated November 22, 2004 requesting reconsideration of the staff's position is also acknowledged. The staff has ruled on this issue in it's letter of November 15, 2004. The proposal does not relate to the election of a particular person or person from a particular group. The proposal simply requests[2] that the board set aside one seat for an individual from a group. The nomination for directors is not addressed in the proposal and thus remains the prerogative of the board.

It is requested that the staff reaffirm it's ruling of November 15, 2004 and the proposal as modified and received by The Walt Disney Company be deemed revised in a manner which satisfies Rule 14a-8(i)(1).

If you need additional information or have any question, please feel free to contact the undersigned at 215-736-0712 ext 147.

Sincerely,

Frank Wierenga

Copies: Mr. Roger Patterson, The Walt Disney Company
Ms. Pamela S. Seymon, Wichtell, Lipton, Rosen & Katz

C:\My Documents\Word\Personal Stuff\Disney Share Holder's\letter11-29-2004.doc

[1] Copies of the cover letter, the modified proposal and the acknowledgement are enclosed.
[2] The request was changed from a mandate at the suggestion of the November 15th staff letter.

WIERENGA

Jan and Frank Wierenga
127 Makefield Road
Morrisville, Pa. 19067

Mr. Roger J. Patterson
Vice-President and Counsel
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

VIA CERTIFIED MAIL

November 22, 2004

Dear Mr. Patterson,

Enclosed please find the shareholder proposal entitled "The Disney Family Board Membership Proposal" modified as suggested by the letter from the SEC dated November 15, 2004.

If it is convenient to the Company, I am prepared to transmit the proposal by floppy disk via mail or by E-mail in MSWORD format.

I look forward to your response.

Sincerely,

Frank Wierenga
127 Makefield Road
Morrisville, Pa. 19067

Heucofrank@aol.com
FrankWierenga@heubachcolor.com

FAX: 215-736-2680

"The Disney Family Board Membership Proposal"

"Whereas,

The Walt Disney Company is considered to be one of the most easily recognized and most trusted names in American business,

The businesses traditionally associated with The Walt Disney Company, namely Animated and Live Action Motion Pictures and Theme Parks, are acknowledged to be have set the standards of creativity, quality and excellence in their respective industries,

The Company and it's heritage of creativity, excellence and quality leadership are closely tied to the persona of the founders Walter E. (Walt) Disney and Roy O. Disney,

The other businesses of The Walt Disney Company have benefited from the traditions of creativity, quality and excellence from the businesses traditionally associated with The Walt Disney Company and are expected to have the same standards of excellence,

The Company, since it's founding, has had (except for very brief periods of time) at least one member of the Disney family sitting on the Board of Directors,

Now therefore, the shareholder's request and recommend that:

1. The Board of Directors of The Walt Disney Company reserve at least one seat on the board for a descendant of Walter E. (Walt) Disney or Roy O. Disney (the Founders),

2. A descendant of a founder serving on the Board will have all the responsibilities, authority, privileges and rights as any other board member, to include full voting rights,

3. A descendant of a founder serving on the board will be classified as an outside director unless that individual is concurrently employed by the Company,

4. Nothing in this resolution will prohibit more than one descendant of a founder from serving on the board,

5. This provision will not be applicable unless a candidate is available and is willing to serve.

Supporting Statement:

The Walt Disney Company is unique in the world of American business and culture. It is not simply a business but an icon with has historically projected certain traditions, values and standards far higher that which is normally associated with a business venture. The bases for these traditions, values and standards are personified by Walt Disney and exemplified by Roy O. Disney. These values are the heritage of not only this company but the whole Disney family. As such, it is fitting and proper that a member of the founder's family serves the company on the Board of Directors.

PLEASE VOTE FOR THIS PROPOSAL

Frank Wierenga

From: Patterson, Roger [Roger.Patterson@disney.com]
Sent: Tuesday, November 23, 2004 1:32 PM
To: Frank Wierenga
Subject: RE: Modified Shareholder Proposal

Mr. Wierenga,

We have received your modified proposal and confirm that it was received in a timely manner. You should have received yesterday a request to the SEC for reconsideration of its decision, which our attorneys have prepared.

With respect to the date and place of meeting, we have not yet announced the date and place, but will let you know when we do.

Roger J. Patterson
Roger.Patterson@Disney.com
Vice President - Counsel, The Walt Disney Company
500 S. Buena Vista St., Burbank, CA 91521-0615
Phone: (818) 560-6126 Fax: (818) 563-4160

-----Original Message-----
From: **Frank Wierenga [mailto:Frankwierenga@heubachcolor.com]**
Sent: Tuesday, November 23, 2004 6:02 AM
To: Patterson, Roger
Subject: FW: Modified Shareholder Proposal

Mr. Patterson,

Please confirm that you received this E-mail and advise if this is an

acceptable format for the 7 day response requirement.

Please be advised that a hard copy has been sent via certified mail and should arrive Wednesday.

The SEC letter was received Saturday November 20, 2004.

Regards,

Frank Wierenga

-----Original Message-----
From: **Frank Wierenga [SMTP:Frankwierenga@heubachcolor.com]**
Sent: Monday, November 22, 2004 10:18 AM
To: 'roger.patterson@disney.com'
Cc: 'heucofrank@aol.com'
Subject: Modified Shareholder Proposal

Mr. Patterson,

The attached files are the cover letter and shareholder proposal modified as suggested by the SEC letter dated 11/15/04. I am sending a hard copy via certified mail this morning.

Thanks for your help in this matter.

Sincerely,

Frank Wierenga
Director of Production
Heucotech LTD
99 Newbold Road
Fairless Hills, Pa. 19030
215-736-0712 ext 147
FAX: 215-736-2680